VIRTUS INVESTMENT PARTNERS, INC.

100 Pearl Street, 9th Floor

Hartford, CT 06103

January 19, 2017

via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Christopher Dunham

Re:	Virtus Investment Partners, Inc. (CIK No. 0000883237) (the “Registrant”) Registration Statement on Form S-3 (Commission File No. 333-215278) (the “Registration Statement”)

Dear Mr. Dunham:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned, on behalf of the Registrant, requests acceleration of the effective date of the Registration Statement to 4:00 p.m., Eastern Time, on Monday, January 23, 2017, or as soon as practicable thereafter.

The accuracy and adequacy of the disclosure in the referenced filing is the responsibility of the Registrant. The Registrant acknowledges to the Commission that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing and that the Registrant may not assert staff comments and this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

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Should you have any questions regarding any of the foregoing, please do not hesitate to contact David Boston or Danielle Scalzo of Willkie Farr & Gallagher LLP, our legal counsel, at (212) 728-8000.

Sincerely,

/s/ Michael A. Angerthal
Michael A. Angerthal Executive Vice President and Chief Financial Officer

cc:	David Boston, Willkie Farr & Gallagher LLP
Danielle Scalzo, Willkie Farr & Gallagher LLP